Freeline Therapeutics Holdings plc Stevenage Bioscience Catalyst Gunnels Wood Road Stevenage, Hertfordshire SG1 2FX United Kingdom
VIA EDGAR TRANSMISSION August 4, 2020

U.S. Securities and Exchange Commission

Office of Life Sciences

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Campbell and Ms. Murphy

RE:	Freeline Therapeutics Holdings plc Registration Statement on Form F-1, as amended (File No. 333-239938) Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Daylight Time on August 6, 2020, or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please contact Marcel R. Fausten of Davis Polk & Wardwell LLP at (212) 450-4389 as soon as the Registration Statement has been declared effective or with any questions or comments with respect to this letter.

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Sincerely,

FREELINE THERAPEUTICS HOLDINGS PLC
By:	/s/ Brian Silver
Name: Brian Silver
Title: Chief Financial Officer

CC: Marcel R. Fausten, Davis Polk & Wardwell LLP